(Check one): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 001-13726
CUSIP Number 165167107

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Chesapeake Energy Corporation

Full Name of Registrant

N/A

Former Name if Applicable

6100 North Western Avenue

Address of Principal Executive Office (Street and Number)

Oklahoma City, OK 73118

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

.☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
.☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
.☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III —NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant is filing this Form 12b-25 with respect to the Annual Report on Form 11-K with respect to the following employee benefit plan:

Chesapeake Energy Corporation

Savings and Incentive Stock Bonus Plan

The Annual Report on the Form 11-K for the year ended December 31, 2005 (the “2005 Form 11-K”) for the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Registrant”) cannot be filed within the prescribed time period because of unanticipated delays in the receipt of necessary information. Certain information was not received in a timely manner from a former record keeper due to unforeseen circumstances beyond the control of the Registrant. Consequently, the Registrant was unable to complete its financial statements in a timely manner. The 2005 Form 11-K for the plan was submitted and accepted for filing on June 29, 2006 and assigned a filing date on June 30, 2006, within the time frame mandated by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mary Whitson (Name)	(405) (Area Code)	848-8000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

The net increase in net assets available for benefits expected to be reported by the Registrant for the year ended December 31, 2005 is approximately $72.4 million. The net increase in net assets available for benefits for the year ended December 31, 2004 was approximately $23.5 million. This increase between the comparative periods is due principally to increased appreciation in the fair value of plan investments, including investment in Chesapeake Energy Corporation common stock.

Chesapeake Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 2006	By	/s/ Martha A. Burger
Martha A. Burger
Treasurer and Senior Vice President – Human Relations

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